

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Raymond Lopez
EVP, Chief Operating Officer, Chief Financial Officer and Treasurer
Bluegreen Vacations Holding Corporation
4960 Conference Way North, Suite 100
Boca Raton, FL 33431

> **Re: Bluegreen Vacations Holding Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 001-09071**

Dear Raymond Lopez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction